EXHIBIT 99.1

DANAOS CORPORATION

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report.

Results of Operations

Three months ended June 30, 2024 compared to three months ended June 30, 2023

During the three months ended June 30, 2024, Danaos had an average of 68.7 container vessels and 7.6 Capesize drybulk vessels compared to 68.0 container vessels and no drybulk vessels during the three months ended June 30, 2023. Our container vessels utilization for the three months ended June 30, 2024 was 97.4% compared to 98.7% for the three months ended June 30, 2023.

Operating Revenues

Operating revenues increased by 2.0%, or $4.8 million, to $246.3 million in the three months ended June 30, 2024 from $241.5 million in the three months ended June 30, 2023.

Operating revenues of our container vessels segment decreased by 4.6%, or $11.0 million, to $230.5 million in the three months ended June 30, 2024 from $241.5 million in the three months ended June 30, 2023, analyzed as follows:

●	a $4.9 million increase in revenues in the three months ended June 30, 2024 compared to the three months ended June 30, 2023 as a result of vessel additions;
●	a $5.7 million decrease in revenues in the three months ended June 30, 2024 compared to the three months ended June 30, 2023 as a result of decreased vessel utilization and lower charter rates;
●	a $2.4 million decrease in revenues in the three months ended June 30, 2024 compared to the three months ended June 30, 2023 due to vessel disposals;
●	a $4.8 million decrease in revenues in the three months ended June 30, 2024 compared to the three months ended June 30, 2023 due to decreased amortization of assumed time charters; and
●	a $3.0 million decrease in revenue in the three months ended June 30, 2024 compared to the three months ended June 30, 2023 due to lower non-cash revenue recognition in accordance with US GAAP.

Operating revenues of our drybulk vessels segment added an incremental $15.8 million of revenues in the three months ended June 30, 2024 compared to no such operating revenues in the three months ended June 30, 2023.

Voyage Expenses

Voyage expenses increased by $4.3 million to $12.7 million in the three months ended June 30, 2024 from $8.4 million in the three months ended June 30, 2023 primarily as a result of the $4.2 million in voyage expenses related to our recently acquired 9 Capesize drybulk vessels, which generated revenue partially from voyage charter agreements, compared to no such expenses of drybulk vessels in the three months ended June 30, 2023.

Voyage expenses of container vessels segment increased by $0.1 million to $8.5 million in the three months ended June 30, 2024 from $8.4 million in the three months ended June 30, 2023. Total voyage expenses of container vessels comprised $8.0 million commissions and $0.5 million other voyage expenses in the three months ended June 30, 2024.

Voyage expenses of drybulk vessels segment were $4.2 million in the three months ended June 30, 2024 compared to no voyage expenses in the three months ended June 30, 2023. Total voyage expenses of drybulk vessels comprised $0.9 million commissions and $3.3 million other voyage expenses, mainly bunkers consumption and port expenses, in the three months ended June 30, 2024.

Vessel Operating Expenses

Vessel operating expenses increased by $5.2 million to $47.1 million in the three months ended June 30, 2024 from $41.9 million in the three months ended June 30, 2023, primarily as a result of the increase in the average number of vessels in our fleet due to recent container newbuilds deliveries and dry bulk vessels acquisitions. The average daily operating cost of our vessels remained stable at $6,961 per vessel per day for the three months ended June 30, 2024 compared to $6,970 per vessel per day for the three months ended June 30, 2023. Management believes that our daily operating costs remain among the most competitive in the industry.

Depreciation

Depreciation expense increased by 11.0%, or $3.5 million, to $35.4 million in the three months ended June 30, 2024 from $31.9 million in the three months ended June 30, 2023 mainly due to depreciation expense related to 9 recently acquired Capesize drybulk vessels and 3 recently delivered container newbuilds.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by $2.5 million to $7.0 million in the three months ended June 30, 2024 from $4.5 million in the three months ended June 30, 2023.

General and Administrative Expenses

General and administrative expenses increased by $4.1 million, to $11.3 million in the three months ended June 30, 2024 from $7.2 million in the three months ended June 30, 2023. The increase was mainly attributable to increased stock-based compensation and management fees.

Net Gain on Disposal/Sale of Vessels

In March 2024, we sold for scrap the vessel Stride, which had been off-hire since January 8, 2024 due to damage from a fire in the engine room that was subsequently contained. We collected $9.9 million net insurance proceeds for total loss of vessel and recognized a gain on disposal of this vessel amounting to $7.1 million in the three months ended June 30, 2024. The proceedings with the insurers are in progress as of June 30, 2024, and any additional gain will be recognized upon their finalization.

Interest Expense and Interest Income

Interest expense decreased by 13.6%, or $0.8 million, to $5.1 million in the three months ended June 30, 2024 from $5.9 million in the three months ended June 30, 2023. The decrease in interest expense is a result of:

●	a $1.9 million decrease in interest expense due to an increase in capitalized interest expense on our vessels under construction in the three months ended June 30, 2024; and
●	a $0.1 million decrease in the amortization of deferred finance costs; which were partially offset by
●	a $1.2 million increase in interest expense due to an increase in our average indebtedness by $52.1 million between the two periods and an increase in our debt service cost by approximately 0.14% as a result of higher SOFR rates. Average indebtedness was $512.0 million in the three months ended June 30, 2024, compared to average indebtedness of $459.9 million in the three months ended June 30, 2023.

As of June 30, 2024, our outstanding debt, gross of deferred finance costs, was $577.8 million, which included $262.8 million principal amount of our Senior Notes. These balances compare to debt of $424.3 million, which included $262.8 million principal amount of our Senior Notes as of June 30, 2023.

Interest income decreased by $0.7 million to $2.9 million in the three months ended June 30, 2024 compared to $3.6 million in the three months ended June 30, 2023.

Gain on Investments

Following the all-stock merger of Eagle Bulk Shipping Inc. with Star Bulk Carriers Corp. (“SBLK”) completed on April 9, 2024, we currently own 4,070,214 shares of common stock of SBLK. The gain on investments of $2.2 million in the three months ended June 30, 2024 represents the change in fair value of these marketable securities. This compares to a $6.4 million gain on marketable securities in the three months ended June 30, 2023.

Dividend Income

Dividend income of $3.1 million was recognized on SBLK common shares in the three months ended June 30, 2024 compared to none in the three months ended June 30, 2023.

Loss on debt extinguishment

A $2.3 million loss on early extinguishment of our leaseback obligations in the three months ended June 30, 2023 compares to no such loss in the three months ended June 30, 2024.

Equity Loss on Investments

Equity loss on investments amounting to $0.1 million and $0.7 million in the three months June 30, 2024 and June 30, 2023, respectively, relates to our share of initial expenses of a recently established company, Carbon Termination Technologies Corporation (“CTTC”), currently engaged in the research and development of decarbonization technologies for the shipping industry.

Other Finance Expenses

Other finance expenses decreased by $0.2 million to $0.9 million in the three months ended June 30, 2024 compared to $1.1 million in the three months ended June 30, 2023.

Loss on Derivatives

Amortization of deferred realized losses on interest rate swaps remained stable at $0.9 million in each of the three months ended June 30, 2024 and June 30, 2023.

Other Income/(expenses), net

Other expenses, net amounted to $0.1 million in the three months ended June 30, 2024 compared to $0.3 million other income, net in the three months ended June 30, 2023.

Six months ended June 30, 2024 compared to six months ended June 30, 2023

During the six months ended June 30, 2024, Danaos had an average of 68.3 container vessels and 7.3 Capesize drybulk vessels compared to 68.2 container vessels and no drybulk vessels during the six months ended June 30, 2023. Our container vessels utilization for the six months ended June 30, 2024 was 97.3% compared to 97.8% for the six months ended June 30, 2023.

Operating Revenues

Operating revenues increased by 3.0%, or $14.7 million, to $499.8 million in the six months ended June 30, 2024 from $485.1 million in the six months ended June 30, 2023.

Operating revenues of our container vessels segment decreased by 4.3%, or $21.1 million, to $464.0 million in the six months ended June 30, 2024 from $485.1 million in the six months ended June 30, 2023, analyzed as follows:

●	a $4.9 million increase in revenues in the six months ended June 30, 2024 compared to the six months ended June 30, 2023 as a result of vessel additions;
●	a $2.6 million decrease in revenues in the six months ended June 30, 2024 compared to the six months ended June 30, 2023 mainly as a result of lower charter rates and decreased vessel utilization;
●	a $5.1 million decrease in revenues in the six months ended June 30, 2024 compared to the six months ended June 30, 2023 due to vessel disposals;
●	a $7.8 million decrease in revenues in the six months ended June 30, 2024 compared to the six months ended June 30, 2023 due to decreased amortization of assumed time charters; and
●	a $10.5 million decrease in revenue in the six months ended June 30, 2024 compared to the six months ended June 30, 2023 due to lower non-cash revenue recognition in accordance with US GAAP.

Operating revenues of our drybulk vessels segment added an incremental $35.8 million of revenues in the six months ended June 30, 2024 compared to no such operating revenues in the six months ended June 30, 2023.

Voyage Expenses

Voyage expenses increased by $16.7 million to $33.0 million in the six months ended June 30, 2024 from $16.3 million in the six months ended June 30, 2023 primarily as a result of the $16.3 million in voyage expenses related to our recently acquired 9 Capesize drybulk vessels, which generated revenue partially from voyage charter agreements, compared to no such expenses of drybulk vessels in the six months ended June 30, 2023.

Voyage expenses of container vessels segment increased by $0.4 million to $16.7 million in the six months ended June 30, 2024 from $16.3 million in the six months ended June 30, 2023 mainly due to increased commissions. Total voyage expenses of container vessels comprised $15.8 million commissions and $0.9 million other voyage expenses in the six months ended June 30, 2024.

Voyage expenses of drybulk vessels segment were $16.3 million in the six months ended June 30, 2024 compared to no voyage expenses in the six months ended June 30, 2023. Total voyage expenses of drybulk vessels comprised $2.2 million commissions and $14.1 million other voyage expenses, mainly bunkers consumption and port expenses, in the six months ended June 30, 2024.

Vessel Operating Expenses

Vessel operating expenses increased by $7.7 million to $90.2 million in the six months ended June 30, 2024 from $82.5 million in the six months ended June 30, 2023, primarily as a result of the increase in the average number of vessels in our fleet due to recent container newbuilds and dry bulk vessels acquisitions, which was partially offset by the decrease in the average daily operating cost of our vessels to $6,729 per vessel per day for the six months ended June 30, 2024 compared to $6,889 per vessel per day for the six months ended June 30, 2023. Management believes that our daily operating costs remain among the most competitive in the industry.

Depreciation

Depreciation expense increased by 9.1%, or $5.8 million, to $69.2 million in the six months ended June 30, 2024 from $63.4 million in the six months ended June 30, 2023 mainly due to depreciation expense related to 9 recently acquired Capesize drybulk vessels and 3 recently delivered container newbuilds.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by $4.1 million to $12.4 million in the six months ended June 30, 2024 from $8.3 million in the six months ended June 30, 2023.

General and Administrative Expenses

General and administrative expenses increased by $7.5 million, to $21.5 million in the six months ended June 30, 2024 from $14.0 million in the six months ended June 30, 2023. The increase was mainly attributable to increased stock - based compensation and management fees.

Net Gain on Disposal/Sale of Vessels

In March 2024, we sold for scrap the vessel Stride, which had been off-hire since January 8, 2024 due to damage from a fire in the engine room that was subsequently contained. We collected $10.6 million net insurance proceeds for total loss of vessel and recognized a gain on disposal of this vessel amounting to $7.1 million in the six months ended June 30, 2024. The proceedings with the insurers are in progress as of June 30, 2024, and any additional gain will be recognized upon their finalization.

In January 2023, we completed the sale of the container vessel Amalia C for net proceeds of $4.9 million resulting in a gain of $1.6 million.

Interest Expense and Interest Income

Interest expense decreased by 34.9%, or $4.4 million, to $8.2 million in the six months ended June 30, 2024 from $12.6 million in the six months ended June 30, 2023. The decrease in interest expense is a result of:

●	a $4.3 million decrease in interest expense due to an increase in capitalized interest expense on our vessels under construction in the six months ended June 30, 2024; and
●	a $0.3 million decrease in the amortization of deferred finance costs; which were partially offset by
●	a $0.2 million increase in interest expense due to an increase in our debt service cost by approximately 0.38% as a result of higher SOFR rates, which was partially offset by a decrease in our average indebtedness by $20.8 million between the two periods. Average indebtedness was $462.8 million in the six months ended June 30, 2024, compared to average indebtedness of $483.6 million in the six months ended June 30, 2023.

As of June 30, 2024, our outstanding debt, gross of deferred finance costs, was $577.8 million, which included $262.8 million principal amount of our Senior Notes. These balances compare to debt of $424.3 million, which included $262.8 million principal amount of our Senior Notes as of June 30, 2023.

Interest income decreased by $0.5 million to $5.8 million in the six months ended June 30, 2024 compared to $6.3 million in the six months ended June 30, 2023.

Gain on Investments

Following the all-stock merger of Eagle Bulk Shipping Inc. with Star Bulk Carriers Corp. (“SBLK”) completed on April 9, 2024, we currently own 4,070,214 shares of common stock of SBLK. The gain on investments of $13.2 million in the six months ended June 30, 2024 represents the change in fair value of these marketable securities. This compares to a $6.4 million gain on marketable securities in the six months ended June 30, 2023.

Dividend Income

Dividend income of $4.0 million was recognized on marketable securities in the six months ended June 30, 2024 compared to none in the six months ended June 30, 2023.

Loss on Debt Extinguishment

A $2.3 million loss on early extinguishment of our leaseback obligations in the six months ended June 30, 2023 compares to no such loss in the six months ended June 30, 2024.

Equity Loss on Investments

Equity loss on investments amounting to $0.2 million and $3.3 million in the six months June 30, 2024 and June 30, 2023, respectively, relates to our share of initial expenses of a recently established company, CTTC, currently engaged in the research and development of decarbonization technologies for the shipping industry.

Other Finance Expenses

Other finance expenses decreased by $0.4 million to $1.7 million in the six months ended June 30, 2024 compared to $2.1 million in the six months ended June 30, 2023.

Loss on Derivatives

Amortization of deferred realized losses on interest rate swaps remained stable at $1.8 million in each of the six months ended June 30, 2024 and June 30, 2023.

Other Income/(expenses), net

Other income, net amounted to $0.2 million in the six months ended June 30, 2024 compared to $0.5 million other income, net in the six months ended June 30, 2023.

Liquidity and Capital Resources

Our principal source of funds has been operating cash flows, vessel sales, and long - term bank borrowings, as well as equity provided by our stockholders from our initial public offering in October 2006; common stock sales in August 2010 and the fourth quarter of 2019, the capital contribution of Danaos Investment Limited as Trustee of the 883 Trust (“DIL”) on August 10, 2018 and dividends and sales proceeds from our divested investment in ZIM ordinary shares in 2022. In February 2021, we sold $300 million of 8.500% senior unsecured notes due 2028 (the “Senior Notes”). In December 2022, we repurchased $37.2 million aggregate principal amount of our Senior Notes in a privately negotiated transaction. We may also at any time and from time to time, seek to retire or purchase our outstanding debt securities through cash purchases, in open-market purchases, privately negotiated transactions or otherwise. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, including our expansion into the drybulk shipping sector, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements and repayment of debt.

Our short - term liquidity needs primarily relate to the funding of our vessel operating expenses, drydocking costs, installment payments for our contracted containership newbuildings, payments for the acquisition of drybulk vessels, debt interest payments, servicing our debt obligations, payment of dividends and repurchases of our common stock. Our long - term liquidity needs primarily relate to installment payments for our contracted newbuildings and any additional vessel acquisitions in the containership or drybulk sector and debt repayment. We anticipate that our primary sources of funds will be cash from operations and equity or debt financings. We currently expect that the sources of funds available to us will be sufficient to meet our known short-term liquidity and long-term liquidity requirements.

Under our existing multi - year charters as of June 30, 2024, we had $2.7 billion of total contracted cash revenues, with $445.4 million for the remainder of 2024, $802.6 million for 2025, $626.9 million for 2026 and $0.8 billion thereafter. Although these contracted cash revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers to meet their obligations under these charters. In May 2022, we received a $238.9 million charter hire prepayment related to charter contracts for 15 of our vessels, representing partial prepayment of charter hire payable during the period from May 2022 through January 2027. This prepayment is recorded as unearned revenue on our balance sheet and recognized as revenue in our income statement over the term of the applicable charters.

As of June 30, 2024, we had cash and cash equivalents of $372.4 million. As of June 30, 2024, there was $315.0 million of remaining borrowing availability under our Citibank $382.5 mil. Revolving Credit Facility and $269.0 million under our Syndicated $450.0 million Facility. As of June 30, 2024, we had $577.8 million of outstanding indebtedness (gross of deferred finance costs), including $262.8 million relating to our Senior Notes. As of June 30, 2024, we were obligated to make quarterly fixed amortization payments, totaling $25.2 million to June 30, 2025, related to the long-term bank debt. We are also obligated to make certain payments to our Manager, Danaos Shipping, under our management agreement which has a term through December 31, 2025, as described below under “—Management Agreement”.

In March 2024, we entered into a syndicated loan facility agreement of up to $450 million (“Syndicated $450.0 million Facility”), which is secured by eight of our newbuilding container vessels. An amount of $181.0 million was drawn down and is outstanding as of June 30, 2024 and subsequent to June 30, 2024 we drew down an additional $55.0 million related to a delivery of a newbuilding vessel. This facility is repayable in quarterly instalments up to September 2030. The facility bears interest at SOFR plus a margin of 1.85%. In June 2022, we drew down $130.0 million under a new senior secured term loan facility from BNP Paribas and Credit Agricole, which is secured by six 5,466 TEU sister vessels acquired in 2021. This facility is repayable in 8 quarterly instalments of $5.0 million, followed by 12 quarterly instalments of $1.9 million together with a balloon payment of $67.2 million payable over five-year term. An amount of $90.0 million is outstanding as of June 30, 2024. In December 2022, we early extinguished the remaining $437.75 million of the Citibank/Natwest $815 mil. Facility and replaced it with the $382.5 mil. Revolving Credit Facility with Citibank, out of which nil is drawn down as of June 30, 2024 and with the Alpha Bank $55.25 mil. Facility, which was drawn down in full and under which $44.0 million is outstanding as of June 30, 2024. The Citibank $382.5 mil. Revolving Credit Facility is reducing and repayable over 5 years in 20 quarterly reductions of $11.25 million each together with a final reduction of $157.5 million at maturity in December 2027. We pay a commitment fee at a rate of 0.8% per annum on the undrawn amount of this facility. The Alpha Bank $55.25 mil. Facility is repayable over 5 years with 20 consecutive quarterly instalments of $1.875 million each, together with a balloon payment of $17.75 million at maturity in December 2027.

In April 2022, we entered into contracts for the construction of four 8,000 TEU container vessels, of which two were delivered to us from the shipyard in the second quarter of 2024 and two are expected to be delivered in the third quarter of 2024. In March 2022, we entered into contracts for the construction of two 7,100 TEU container vessels, of which one was delivered to us from the shipyard in the second quarter of 2024 and one is expected to be delivered in the third quarter of 2024. In April 2023, we entered into contracts for the construction of two 6,000 TEU container vessels with expected vessels delivery in 2025. In June 2023, we entered into contracts for the construction of two 8,200 TEU container vessels with expected vessels delivery in 2026. In February and March 2024, we entered into contracts for the construction of four 8,200 TEU container vessels with expected vessels deliveries in 2026 through 2027. In June 2024, the Company entered into contracts for the construction of two 9,200 TEU container vessels and one 8,200 TEU container vessel with expected deliveries in 2027. As of June 30, 2024, the aggregate purchase price of the 14 remaining vessel construction contracts amounts to $1,245.9 million, out of which $90.2 million, $73.3 million and $88.6 million was paid in the six months ended June 30, 2024 and in the years ended December 31, 2023 and 2022, respectively. The remaining contractual commitments under these 14 vessel construction contracts are analyzed as follows as of June 30, 2024 (in millions of U.S. dollars):

Payments due by period ended
December 31, 2024	$205.1
December 31, 2025	204.5
December 31, 2026	295.2
December 31, 2027	289.0
Total contractual commitments	$993.8

Additionally, in July 2024, we exercised our option and ordered another three 9,200 TEU newbuilding vessels for an aggregate purchase price of $315 million with deliveries in 2027 and 2028.

In February 2024, we entered into agreements to acquire three Capesize bulk carriers built in 2010 through 2011 that aggregate 529,704 DWT for a total purchase price of $79.9 million, out of which $58.8 million was paid before June 30, 2024 and the remaining amount of $21.0 million was paid in July 2024. Two of these vessels were delivered to us in the second quarter of 2024 and one in July 2024.

Additionally, a supervision fee of $850 thousand per newbuilding vessel is payable to Danaos Shipping Company Limited (the “Manager”) over the construction period starting from steel cutting. Supervision fees totaling $2.1 million and $3.0 million were charged by the Manager and capitalized to the vessels under construction in the six months ended June 30, 2024 and in the year ended December 31, 2023, respectively. Interest expense amounting to $11.4 million, $17.4 million and $5.0 million was capitalized to the vessels under construction in the six months ended June 30, 2024 and in the years ended December 31, 2023 and 2022, respectively.

In August 2024, we declared a dividend of $0.80 per share of common stock payable on August 29, 2024 to holders of record on August 20, 2024. We intend to pay a regular quarterly dividend on our common stock, which will have an impact on our liquidity. Payments of dividends are subject to the discretion of our board of directors, provisions of Marshall Islands law affecting the payment of distributions to stockholders and the terms of our credit facilities, which permit the payment of dividends so long as there has been no event of default thereunder nor would occur as a result of such dividend payment, finance leases and Senior Notes, which include limitations on the amount of dividends and other restricted payments that we may make, and will be subject to conditions in the container and drybulk shipping industries, our financial performance and us having sufficient available excess cash and distributable reserves.

In June 2022, we announced a share repurchase program of up to $100 million of our common stock. A $100 million increase to the existing share repurchase program, for a total aggregate amount of $200 million, was approved by our Board of Directors on November 10, 2023. We repurchased 73,064 shares of our common stock in the open market for $5.2 million in the six months ended June 30, 2024; 1,131,040 shares for $70.6 million in the year ended December 31, 2023 and 466,955 shares for $28.6 million in the period ended December 31, 2022. As of August 5, 2024, we repurchased a total of 1,671,059 shares of common stock for $104.4 million under our share purchase program. All purchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act. Under the share repurchase program, shares of our common stock may be purchased in open market or privately negotiated transactions, at times and prices that are considered to be appropriate by the Company, and the program may be suspended or discontinued at any time.

Star Bulk Carriers Corp. Securities

In June 2023, we acquired marketable securities of Eagle Bulk Shipping Inc., which was an owner of bulk carriers listed on the New York Stock Exchange (Ticker: EGLE) consisting of 1,552,865 shares of common stock for $68.2 million (out of which $24.4 million from Virage International Ltd., our related company). As of December 31, 2023, these marketable securities were fair valued at $86.0 million and we recognized a $17.9 million gain on these marketable securities reflected under “Gain on investments” in the condensed consolidated statement of income in the period ended December 31, 2023. On December 11, 2023, Star Bulk Carriers Corp. (Ticker: SBLK), a NASDAQ-listed owner and operator of drybulk vessels and EGLE announced that both companies had entered into a definitive agreement to combine in an all-stock merger, which was completed on April 9, 2024. Under the terms of the agreement, EGLE shareholders received 2.6211 shares of SBLK common stock in exchange for each share of EGLE common stock owned. As a result, we own 4,070,214 shares of common stock of Star Bulk Carriers Corp. fair valued at $99.2 million as of June 30, 2024. We recognized a $13.2 million gain on marketable securities and dividend income on these securities amounting to $4.0 million in the six months ended June 30, 2024.

Carbon Termination Technologies Corporation

In March 2023, we invested $4.3 million in the common shares of a newly established company Carbon Termination Technologies Corporation (“CTTC”), incorporated in the Republic of the Marshall Islands, which represents our 49% ownership interest. CTTC currently engages in research and development of decarbonization technologies for the shipping industry. Equity method of accounting is used for this investment. Our share of CTTC’s initial expenses amounted to $0.2 million and $4.0 million and is presented under “Equity income/(loss) on investments” in the condensed consolidated statements of income in the six months ended June 30, 2024 and in the period ended December 31, 2023, respectively.

Impact of the Wars in Ukraine and Gaza on the Company’s Business

The current conflict between Russia and Ukraine, and related sanctions imposed by the U.S., EU and others, adversely affect the crewing operations of our Manager, which has crewing offices in St. Petersburg, Odessa and Mariupol (damaged by the war), and trade patterns involving ports in the Black Sea or Russia, and as well as impacting world energy supply and creating uncertainties in the global economy, which in turn impact containership and drybulk demand. The extent of the impact will depend largely on future developments.

The war between Israel and Hamas in the Gaza Strip and potential disruption of shipping routes such as Houthi attacks in the Red Sea and the Gulf of Aden, has not affected the Company’s business to date; however, an escalation of these conflicts could have reverberations on the regional and global economies that could have the potential to adversely affect demand for cargoes and the Company’s business.

Impact of Inflation and Interest Rates Risk on our Business

We continue to see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, driving up energy prices and commodity prices, which continue to affect our operating expenses. Interest rates have increased rapidly and substantially as central banks in developed countries raised interest rates in an effort to subdue inflation. The eventual long-term implications of tight monetary policy, and higher long-term interest rates may continue to drive a higher cost of capital for our business, particularly as our level of indebtedness may increase as we finance the acquisition cost of our contracted containership newbuildings and other vessel acquisitions.

Segments

Until the acquisition of the drybulk vessels in 2023, we reported financial information and evaluated our operations by total charter revenues. Since 2023, for management purposes, we are organized based on operating revenues generated from container vessels and drybulk vessels and have two reporting segments: (1) a container vessels segment and (2) a drybulk vessels segment. The container vessels segment owns and operates container vessels which are primarily chartered on multi-year, fixed-rate time charter and bareboat charter agreements. The drybulk vessels segment owns and operates drybulk vessels to provide drybulk commodities transportation services.

Our chief operating decision maker monitors and assesses the performance of the container vessels segment and the drybulk vessels segment based on net income. Items included in the applicable segment’s net income are directly allocated to the extent that the items are directly or indirectly attributable to the segments. With regards to the items that are allocated by indirect calculations, their allocation is commensurate to the utilization of key resources. Investments in marketable securities and investments in affiliates accounted for using the equity method of accounting are not allocated to any of our reportable segments.

The following table summarizes our selected financial information for the six months ended and as of June 30, 2024, by segment (in thousands):

	Container	Drybulk vessels
	vessels segment	segment	Total
Operating revenues	$463,997	$35,758	$499,755
Voyage expenses	(16,741)	(16,279)	(33,020)
Vessel operating expenses	(79,430)	(10,774)	(90,204)
Depreciation	(65,255)	(3,988)	(69,243)
Amortization of deferred drydocking and special survey costs	(12,135)	(289)	(12,424)
Interest income	5,859	—	5,859
Interest expense	(8,230)	—	(8,230)

Net income per segment	$272,042	$2,627	$274,669
Gain on investments, dividend income and equity loss on investments			16,981
Net income			$291,650

	Container	Drybulk vessels
	vessels segment	segment	Total
Total assets per segment	$3,710,004	$237,057	$3,947,061
Marketable securities			99,232
Investments in affiliates			64
Total assets			$4,046,357

The following table summarizes the Company’s selected financial information for the six months ended June 30, 2023, by segment (in thousands):

	Container	Drybulk
	vessels segment	vessels segment	Total
Operating revenues	$485,053	—	$485,053
Voyage expenses	(16,282)	—	(16,282)
Vessel operating expenses	(82,500)	—	(82,500)
Depreciation	(63,439)	—	(63,439)
Amortization of deferred drydocking and special survey costs	(8,337)	—	(8,337)
Interest income	6,319	—	6,319
Interest expense	(12,603)	—	(12,603)

Net income per segment	$290,110	—	$290,110
Gain on investments, dividend income and equity loss on investments			3,112
Net income			$293,222

Cash Flows

	Six Months	Six Months
	ended	ended
	June 30, 2024	June 30, 2023

	(In thousands)
Net cash provided by operating activities	$307,567	$280,606
Net cash used in investing activities	$(331,216)	$(100,277)
Net cash provided by/(used in) financing activities	$124,286	$(154,666)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities increased by $27.0 million, to $307.6 million provided by operating activities in the six months ended June 30, 2024 compared to $280.6 million provided by operating activities in the six months ended June 30, 2023. This increase is attributed to (i) a $49.8 million increase in net operating revenues, (ii) a $5.6 million decrease in net finance costs and (iii) a $4.0 million increase in dividend income from investments, which were partially offset by (i) a $22.4 million increase in operating expenses and (ii) a $10.0 million change in working capital.

Net Cash Used in Investing Activities

Net cash flows used in investing activities increased by $230.9 million, to $331.2 million used in investing activities in the six months ended June 30, 2024 compared to $100.3 million used in investing activities in the six months ended June 30, 2023. The increase was due to (i) a $243.9 million increase in advance payments for vessels under construction including capitalized interest, (ii) a $60.0 million increase in advances and payments for vessel acquisitions and (iii) a $8.1 million increase in additions to vessel cost, which were partially offset by (i) a $74.4 million decrease in investments and (ii) a $6.7 million increase in sale and insurance proceeds received from vessel disposals in the six months ended June 30, 2024 compared to the six months ended June 30, 2023.

Net Cash Provided by/(Used in) Financing Activities

Net cash flows provided by/(used in) financing activities increased by $279.0 million, to $124.3 million provided by financing activities in the six months ended June 30, 2024 compared to $154.7 million used in financing activities in the six months ended June 30, 2023 mainly due to (i) $181.0 million new debt proceeds drawn down in the six months ended June 30, 2024, (ii) $72.9 million decrease in payments of leaseback obligations that were fully repaid in the second quarter of 2023 and (iii) a $30.5 million decrease in repurchase of our common stock, which were partially offset by (i) a $4.8 million increase in finance costs, and (ii) a $0.6 million increase in dividend payments on our common stock.

Non-GAAP Financial Measures

We report our financial results in accordance with U.S. generally accepted accounting principles (GAAP). Management believes, however, that certain non-GAAP financial measures used in managing the business may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance. See the table below for supplemental financial data and corresponding reconciliation to GAAP financial measures. The non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. The non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest income and expense, taxes, depreciation, as well as amortization of deferred drydocking & special survey costs, amortization of assumed time charters, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and commitment fees. Adjusted EBITDA represents net income before interest income and expense, taxes other than withholding taxes on dividends received, depreciation, amortization of deferred drydocking & special survey costs, amortization of assumed time charters, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and commitment fees, gain on investments, net gain on disposal/sale of vessels and stock-based compensation. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA/Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA/Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Because of these limitations, EBITDA/Adjusted EBITDA should not be considered as principal indicators of our performance.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Six Months	Six Months
	ended	ended
	June 30, 2024	June 30, 2023

	(In thousands)
Net income	$291,650	$293,222
Depreciation	69,243	63,439
Amortization of deferred drydocking & special survey costs	12,424	8,337
Amortization of assumed time charters	(4,534)	(12,390)
Amortization of deferred realized losses of cash flow interest rate swaps	1,806	1,796
Amortization of finance costs and commitment fees	2,299	2,762
Interest income	(5,859)	(6,319)
Interest expense excluding amortization of finance costs	7,259	11,342
EBITDA	374,288	362,189
Gain on investments	(13,203)	(6,438)
Loss on debt extinguishment	—	2,254
Net gain on disposal/sale of vessels	(7,094)	(1,639)
Adjusted EBITDA	$353,991	$356,366

EBITDA increased by $12.1 million, to $374.3 million in the six months ended June 30, 2024 from $362.2 million in the six months ended June 30, 2023. This increase was mainly attributed to (i) a $10.7 million change in fair value of our investment and dividend income, (ii) a $22.5 million increase in operating revenues (excluding $7.9 million decrease in amortization of assumed time charters), (iii) a $5.5 million increase in net gain on disposal/sale of vessels, (iv) a $3.1 million decrease in equity loss on investments and (v) a $2.3 million decrease in loss on debt extinguishment, which were partially offset by (i) a $32.0 million increase in total operating expenses in the six months ended June 30, 2024 compared to the six months ended June 30, 2023.

Adjusted EBITDA decreased by $2.4 million, to $354.0 million in the six months ended June 30, 2024 from $356.4 million in the six months ended June 30, 2023. This decrease was mainly attributed to a $32.0 million increase in total operating expenses which were partially offset by (i) a $22.5 million increase in operating revenues (excluding $7.9 million decrease in amortization of assumed time charters), (ii) a $3.1 million decrease in equity loss on investments in the six months ended June 30, 2024 and (iii) a $4.0 million increase in dividend income. Adjusted EBITDA for the six months ended June 30, 2024 is adjusted for a $13.2 million change in fair value of our investments and a $7.1 million net gain on disposal/sale of vessels.

Net Income Reconciliation to Adjusted EBITDA per segment (in thousands):

	Six Months Ended				Six Months Ended
	June 30, 2024				June 30, 2023
	Container	Drybulk			Container	Drybulk
	Vessels	Vessels	Other	Total	Vessels	Vessels	Other	Total
Net income	$272,042	$2,627	$16,981	$291,650	$290,110	—	$3,112	$293,222
Depreciation	65,255	3,988	—	69,243	63,439	—	—	63,439
Amortization of deferred drydocking & special survey costs	12,135	289	—	12,424	8,337	—	—	8,337
Amortization of assumed time charters	(4,534)	—	—	(4,534)	(12,390)	—	—	(12,390)
Amortization of deferred finance costs and commitment fees	2,299	—	—	2,299	2,762	—	—	2,762
Amortization of deferred realized losses on interest rate swaps	1,806	—	—	1,806	1,796	—	—	1,796
Interest income	(5,859)	—	—	(5,859)	(6,319)	—	—	(6,319)
Interest expense excluding amortization of finance costs	7,259	—	—	7,259	11,342	—	—	11,342
Change in fair value of investments	—	—	(13,203)	(13,203)	—	—	(6,438)	(6,438)
Loss on debt extinguishment	—	—	—	—	2,254	—	—	2,254
Net gain on disposal/sale of vessels	(7,094)	—	—	(7,094)	(1,639)	—	—	(1,639)
Adjusted EBITDA(1)	$343,309	$6,904	$3,778	$353,991	$359,692	—	$(3,326)	$356,366

Time Charter Equivalent Revenues and Time Charter Equivalent US$/day per segment

Time charter equivalent revenues represent operating revenues less voyage expenses excluding commissions presented per container vessels segment and drybulk vessels segment separately. Time charter equivalent US$/per day (“TCE rate”) represents the average daily TCE rate of our container vessels segment and drybulk vessels segment calculated dividing time charter equivalent revenues of each segment by operating days of each segment. Operating days of each segment is calculated by deducting vessels off-hire days of each segment from total ownership days of each segment. TCE rate is a measure of the average daily net revenue performance of our vessels in each segment. TCE rate is a standard shipping industry performance measure used primarily to compare period to period changes in a shipping company’s performance despite changes in the mix of charter types i.e., voyage charters, time charters, bareboat charters under which its vessels may be employed between the periods. Our method of computing TCE rate may not necessarily be comparable to TCE rates of other companies due to differences in methods of calculation. We include TCE rate, a non-GAAP measure, as it provides additional meaningful information in conjunction with operating revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our operating vessels and assists investors and our management in evaluating our financial performance.

Container vessels fleet utilization
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Vessel Utilization (No. of Days)	2024	2023	2024	2023
Ownership Days	6,253	6,188	12,438	12,338
Less Off-hire Days:
Scheduled Off-hire Days	(95)	(80)	(162)	(230)
Other Off-hire Days	(70)	(2)	(169)	(46)
Operating Days(1)	6,088	6,106	12,107	12,062
Vessel Utilization	97.4%	98.7%	97.3%	97.8%

Operating Revenues (in ‘000s of US$)	$230,586	$241,479	$463,997	$485,053
Less: Voyage Expenses excluding commissions (in ‘000s of US$)	(448)	(331)	(936)	(746)
Time Charter Equivalent Revenues (in ‘000s of US$)	230,138	241,148	463,061	484,307
Time Charter Equivalent US$/per day(2)	$37,802	$39,494	$38,247	$40,151

Drybulk vessels fleet utilization
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Vessel Utilization (No. of Days)	2024	2023	2024	2023
Ownership Days	694	—	1,331	—
Less Off-hire Days:
Scheduled Off-hire Days	(90)	—	(121)	—
Other Off-hire Days	—	—	(10)	—
Operating Days(1)	604	—	1,200	—
Vessel Utilization	87.0%		90.2%

Operating Revenues (in '000s of US$)	$15,720	—	$35,758	—
Less: Voyage Expenses excluding commissions (in '000s of US$)	(3,269)	—	(14,096)	—
Time Charter Equivalent Revenues (in '000s of US$)	12,451	—	21,662	—
Time Charter Equivalent US$/per day(2)	$20,614	—	$18,052	—

1.

We define Operating Days as the total number of Ownership Days net of Scheduled off-hire days (days associated with scheduled repairs, drydockings or special or intermediate surveys or days) and net of off-hire days associated with unscheduled repairs or days waiting to find employment but including days our vessels were sailing for repositioning. The shipping industry uses Operating Days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes. Our definition of Operating Days may not be comparable to that used by other companies in the shipping industry.

2.

Time charter equivalent US$/per day (“TCE rate”) represents the average daily TCE rate of our container vessels segment and drybulk vessels segment calculated dividing time charter equivalent revenues of each segment by operating days of each segment. TCE rate is a standard shipping industry performance measure used primarily to compare period to period changes in a shipping company’s performance despite changes in the mix of charter types i.e., voyage charters, time charters, bareboat charters under which its vessels may be employed between the periods. Our method of computing TCE rate may not necessarily be comparable to TCE rates of other companies due to differences in methods of calculation. We include TCE rate, a non- GAAP measure, as it provides additional meaningful information in conjunction with operating revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our operating vessels and assists investors and our management in evaluating our financial performance.

Credit Facilities

We, as borrower or guarantor, and certain of our subsidiaries, as borrowers or guarantors, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. Our existing credit facilities are secured by, among other things, our vessels (as described below). The following summarizes certain terms of our credit facilities and our Senior Notes as of June 30, 2024:

	Outstanding
	Principal
	Amount
Credit Facility	(in millions)	Collateral Vessels
BNP Paribas/Credit Agricole $130.0 mil. Facility	$90.0	The Wide Alpha, the Stephanie C, the Maersk Euphrates, the Wide Hotel, the Wide India and the Wide Juliet
Alpha Bank $55.25 mil. Facility	$44.0	The Bremen and the Kota Santos
Syndicated $450.0 mil. Facility	$181.0	The Interasia Accelerate, the Catherine C, the Greenland, the Hull No. C7100-8, the Hull No. HN4011, the Hull No. HN4012, the Hull No. CV5900-07 and the Hull No. CV5900-08
Citibank $382.5 mil. Revolving Credit Facility	$—

The Express Berlin, the Express Rome, the Express Athens, the Kota Plumbago (ex Hyundai Smart), the Speed (ex Hyundai Speed), the Ambition (ex Hyundai Ambition), the Pusan C, the Le Havre, the Europe, the America, the CMA CGM Musset, the Racine (ex CMA CGM Racine), the CMA CGM Rabelais, the CMA CGM Nerval, the YM Maturity and the YM Mandate

Senior Notes	$262.8	None

As of June 30, 2024, there was $315.0 million of remaining borrowing availability under our Citibank $382.5 mil. Revolving Credit Facility and $269.0 million under our Syndicated $450.0 million Facility. As of June 30, 2024, 43 of our container vessels and 9 Capesize bulk carriers were unencumbered. See Note 8 “Long-term Debt, net” to our unaudited condensed consolidated financial statements included in this report for additional information regarding our outstanding debt and the related repayment schedule.

Senior Notes

On February 11, 2021, we consummated an offering of $300 million aggregate principal amount of 8.500% Senior Notes due 2028 of Danaos Corporation, which we refer to as the Senior Notes. The Senior Notes are general senior unsecured obligations of Danaos Corporation.

The Senior Notes were issued pursuant to an Indenture, dated as of February 11, 2021, between the Company and Citibank, N.A., London Branch, as trustee, paying agent, registrar and transfer agent. The Senior Notes bear interest at a rate of 8.500% per year, payable in cash on March 1 and September 1 of each year, commencing September 1, 2021. The Senior Notes will mature on March 1, 2028.

In December 2022, we repurchased $37.2 million aggregate principal amount of our Senior Notes in a privately negotiated transaction. For additional details regarding the Senior Notes please refer to Note 8, “Long-term Debt, net” in the unaudited condensed consolidated financial statements included elsewhere in this report and “Item 5. Operating and Financial Review and Prospects –Senior Notes” in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission on February 29, 2024.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Swaps

In the past, we entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we paid in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. All of these interest rate swap agreements have expired and we do not currently have any outstanding interest rate swap agreements. Refer to Note 9, “Financial Instruments”, to our unaudited condensed consolidated financial statements included in this report.

Foreign Currency Exchange Risk

We did not enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions during the six months ended June 30, 2024 and 2023.

Impact of Inflation and Interest Rates Risk on our Business

We continue to see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, driving up energy and commodity prices, which continue to affect our operating expenses. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for our business.

Capitalization and Indebtedness

The table below sets forth our consolidated capitalization as of June 30, 2024.

●	on an actual basis; and
●	on an as adjusted basis to reflect, in the period from July 1, 2024 to August 2, 2024, a $55.0 million drawdown on Syndicated $450.0 million Facility related to a delivery of a newbuilding vessel.

Other than these adjustments, there have been no other material changes to our capitalization from debt or equity issuances, re - capitalizations, special dividends, or debt repayments as adjusted in the table below between July 1, 2024 and August 2, 2024.

	As of June 30, 2024
	Actual	As adjusted

	(US Dollars in thousands)
Debt:
Senior unsecured notes	$262,766	$262,766
BNP Paribas/Credit Agricole $130 mil. Facility	90,000	90,000
Alpha Bank $55.25 mil. Facility	44,000	44,000
Syndicated $450.0 mil. Facility	181,000	236,000
Citibank $382.5 mil. Revolving Credit Facility	—	—
Total debt (1)(2)	$577,766	$632,766
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 100,000,000 preferred shares authorized and none issued; actual and as adjusted	—	—
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 25,355,973 shares issued and 19,345,643 shares outstanding actual and as adjusted	193	193
Additional paid-in capital	688,122	688,122
Accumulated other comprehensive loss	(73,647)	(73,647)
Retained earnings (3)	2,662,550	2,662,550
Total stockholders’ equity	3,277,218	3,277,218
Total capitalization	$3,854,984	$3,909,984
(1)	All of the indebtedness reflected in the table, other than Danaos Corporation’s unsecured senior notes due 2028 ($262.8 million on an actual basis), is secured and is guaranteed by Danaos Corporation, in the case of leasing obligations of our subsidiaries ($44.0 million on an actual basis), or by our subsidiaries, in the case of indebtedness of Danaos Corporation ($271.0 million on an actual basis). See Note 8 “Long-Term Debt, net” to our unaudited condensed consolidated financial statements included elsewhere in this report.
(2)	Total debt is presented gross of deferred finance costs, which amounted to $8.1 million.
(3)	Does not reflect dividend of $0.80 per share of common stock declared by the Company payable on August 29, 2024 to holders of record as of August 20, 2024.

Our Fleet

The following table describes in detail our container vessels deployment profile as of August 2, 2024:

Vessel Details			Charter Arrangements
	Year	Size	Expiration of	Contracted Employment	Charter		Extension Options (4)
Vessel Name	Built	(TEU)	Charter (1)	through (2)	Rate (3)		Period	Charter Rate
Ambition	2012	13,100	April 2027	April 2027	$51,500		+ 6 months	$51,500
(ex Hyundai Ambition)							+10.5 to 13.5 months	$51,500
							+10.5 to 13.5 months	$51,500
Speed	2012	13,100	March 2027	March 2027	$51,500		+ 6 months	$51,500
(ex Hyundai Speed)							+10.5 to 13.5 months	$51,500
							+10.5 to 13.5 months	$51,500
Kota Plumbago	2012	13,100	July 2027	July 2027	$54,000		+3 to 26 months	$54,000
(ex Hyundai Smart)
Kota Primrose	2012	13,100	April 2027	April 2027	$54,000		+3 to 26 months	$54,000
(ex Hyundai Respect)
Kota Peony	2012	13,100	March 2027	March 2027	$54,000		+3 to 26 months	$54,000
(ex Hyundai Honour)
Express Rome	2011	10,100	April 2027	September 2024	$30,000
				April 2027	$37,000		+ 6 months	$37,000
Express Berlin	2011	10,100	August 2026	August 2026	$33,000		+ 4 months	$33,000
Express Athens	2011	10,100	April 2027	September 2024	$30,000
				April 2027	$37,000		+ 6 months	$37,000
Le Havre	2006	9,580	June 2028	June 2028	$58,500		+ 4 months	$58,500
Pusan C	2006	9,580	May 2028	May 2028	$58,500		+ 4 months	$58,500
Bremen	2009	9,012	January 2028	January 2028	$56,000		+ 4 months	$56,000
C Hamburg	2009	9,012	January 2028	January 2028	$56,000		+ 4 months	$56,000
Niledutch Lion	2008	8,626	May 2026	May 2026	$47,500		+ 4 months	$47,500
Belita	2006	8,533	July 2026	July 2026	$45,000		+ 6 months	$45,000
Kota Manzanillo	2005	8,533	February 2026	February 2026	$47,500		+ 4 months	$47,500
CMA CGM Melisande	2012	8,530	January 2028	August 2024	$43,000
				January 2028	$34,500		+ 3 to 13.5 months	$34,500
CMA CGM Attila	2011	8,530	May 2027	May 2027	$34,500		+ 3 to 13.5 months	$34,500
CMA CGM Tancredi	2011	8,530	July 2027	July 2027	$34,500		+ 3 to 13.5 months	$34,500
CMA CGM Bianca	2011	8,530	September 2027	September 2027	$34,500		+ 3 to 13.5 months	$34,500
CMA CGM Samson	2011	8,530	November 2027	November 2027	$34,500		+ 3 to 13.5 months	$34,500
America	2004	8,468	April 2028	April 2028	$56,000		+ 4 months	$56,000
Europe	2004	8,468	May 2028	May 2028	$56,000		+ 4 months	$56,000
Kota Santos	2005	8,463	August 2026	August 2025	$55,000
				August 2026	$50,000		+ 4 months	$55,000
Catherine C	2024	8,010	May 2027	May 2027	$42,000		+ 3 months	$42,000
Greenland	2024	8,010	June 2027	June 2027	$42,000		+ 3 months	$42,000
Interasia Accelerate	2024	7,165	April 2027	April 2027	$36,000		+ 4 months	$36,000
							+ 22 to 26 months	$40,000
CMA CGM Moliere	2009	6,500	March 2027	March 2027	$55,000		+ 2 months	$55,000
CMA CGM Musset	2010	6,500	September 2025	September 2025	$60,000		+ 23 to 25 months	$55,000
CMA CGM Nerval	2010	6,500	November 2025	November 2025	$40,000		+ 23 to 25 months	$30,000
CMA CGM Rabelais	2010	6,500	January 2026	January 2026	$40,000		+ 23 to 25 months	$30,000
Racine	2010	6,500	April 2026	April 2026	$32,500		+ 2 months	$32,500
YM Mandate	2010	6,500	January 2028	January 2028	$26,890	(5)	+ 8 months	$26,890
YM Maturity	2010	6,500	April 2028	April 2028	$26,890	(5)	+ 8 months	$26,890
Dimitra C	2002	6,402	February 2025	February 2025	$23,000		+ 2 months	$23,000
Savannah	2002	6,402	June 2025	June 2025	$25,650		+ 2 months	$25,650
(ex ZIM Savannah)
Kota Lima	2002	5,544	November 2024	November 2024	$39,999		+ 4 months	$39,999
							+ 10 to 14 months	$27,500
							+ 10 to 12 months	$24,000
Suez Canal	2002	5,610	April 2026	April 2026	$27,500		+ 2 months	$27,500
Wide Alpha	2014	5,466	July 2027	August 2025	$20,750
				July 2027	$34,000		+ 3 months	$34,000
Stephanie C	2014	5,466	June 2025	June 2025	$55,500		+ 4 months	$55,500
Maersk Euphrates	2014	5,466	July 2025	August 2024	$17,500
				July 2025	$20,500		+ 3 months	$20,500
Wide Hotel	2015	5,466	September 2027	October 2025	$20,750
				September 2027	$34,000		+ 3 months	$34,000
Wide India	2015	5,466	November 2025	November 2025	$53,500		+ 4 months	$53,500
Wide Juliet	2015	5,466	September 2025	September 2025	$24,750		+ 4 months	$24,750
							+ 7 to 9 months	$25,000
							+ 11 to 13 months	$30,000

Vessel Details			Charter Arrangements
	Year	Size	Expiration of	Contracted Employment	Charter	Extension Options (4)
Vessel Name	Built	(TEU)	Charter (1)	through (2)	Rate (3)	Period	Charter Rate
Rio Grande	2008	4,253	November 2026	November 2024	$17,000
				November 2026	$30,000	+ 2 months	$30,000
Merve A	2008	4,253	September 2025	September 2025	$24,000	+ 4 months	$24,000
Kingston	2008	4,253	June 2025	June 2025	$23,900	+ 2 months	$23,900
Monaco	2009	4,253	September 2026	October 2024	$53,000
(ex ZIM Monaco)				September 2026	$30,000	+ 2 months	$30,000
Dalian	2009	4,253	March 2026	March 2026	$48,000	+ 3 months	$48,000
ZIM Luanda	2009	4,253	August 2025	August 2025	$30,000	+ 4 months	$30,000
Seattle C	2007	4,253	October 2026	October 2024	$17,000
				October 2026	$30,000	+ 2 months	$30,000
Vancouver	2007	4,253	November 2026	November 2024	$17,000
				November 2026	$30,000	+ 2 months	$30,000
Derby D	2004	4,253	January 2027	January 2027	$36,275	+ 3 months	$36,275
Tongala	2004	4,253	November 2026	November 2024	$53,000
				November 2026	$30,000	+ 1.5 months	$30,000
Dimitris C	2001	3,430	November 2025	November 2025	$40,000	+ 4 months	$40,000
Express Argentina	2010	3,400	December 2026	December 2024	$19,250
				December 2026	$27,000	+2 months	$27,000
Express Brazil	2010	3,400	June 2025	June 2025	$37,750	+ 2 months	$37,750
Express France	2010	3,400	September 2025	September 2025	$37,750	+ 2 months	$37,750
Express Spain	2011	3,400	January 2027	January 2025	$40,000
				January 2027	$28,500	+ 2 months	$28,500
Express Black Sea	2011	3,400	January 2027	January 2025	$40,000
				January 2027	$28,500	+ 2 months	$28,500
Singapore	2004	3,314	March 2025	March 2025	$22,600	+2 months	$22,600
Colombo	2004	3,314	January 2027	January 2025	$40,000
				January 2027	$28,500	+2 months	$28,500
Zebra	2001	2,602	November 2024	November 2024	$32,000	+ 4 months	$32,000
Artotina	2001	2,524	May 2025	May 2025	$28,000	+2 months	$28,000
Phoenix D	1997	2,200	March 2025	March 2025	$28,000	+ 6 months	$28,000
Sprinter	1997	2,200	December 2024	December 2024	$26,250	+ 2 months	$26,250
Future	1997	2,200	December 2024	December 2024	$26,250	+ 2 months	$26,250
Advance	1997	2,200	January 2025	January 2025	$26,250	+ 2 months	$26,250
Bridge	1998	2,200	December 2024	December 2024	$23,000	+ 6 months	$23,000
Highway	1998	2,200	February 2025	February 2025	$14,000	+ 2 months	$14,000
Progress C	1998	2,200	November 2024	November 2024	$26,250	+ 2 months	$26,250
1.	Earliest date charters could expire. Most charters include options for the charterers to extend their terms as described in the “Extension Options” column.
2.	This column indicates the date through which the charter rate set forth in the column to the immediate right of such date is payable. For charters with the same charter rate throughout the fixed term of the charter, this date is the same as the charter expiration date set forth in the “Expiration of Charter” column.
3.	Gross charter rate, which does not include charter commissions.
4.	At the option of the charterer.
5.	Bareboat charter rate.

The specifications of our 17 contracted container vessels under construction as of August 2, 2024 are as follows:

					Minimum		Extension Options(3)
				Expected	Charter	Charter		Charter
Hull Number	Year Built	Size (TEU)	Shipyard	Delivery Period	Duration(1)	rate(2)	Period	Rate(2)
Hull No. C7100-8	2024	7,165	Dalian Shanhaiguan	Q3 2024	3 Years	$36,000	+ 4 months	$36,000
							+ 22 to 26 months	$40,000
Hull No. HN4011	2024	8,010	Daehan Shipbuilding	Q3 2024	3 Years	$42,000	+ 3 months	$42,000
Hull No. HN4012	2024	8,010	Daehan Shipbuilding	Q3 2024	3 Years	$42,000	+ 3 months	$42,000
Hull No. CV5900-07	2024	6,014	Qingdao Yangfan	Q1 2025	2 years	$35,000	+ 3 months	$35,000
Hull No. CV5900-08	2025	6,014	Qingdao Yangfan	Q3 2025	2 years	$35,000	+ 3 months	$35,000
Hull No. YZJ2023-1556	2026	8,258	Yangzijiang	Q3 2026	5 years	$42,000
			Jiangsu NewYangzi
Hull No. YZJ2023-1557	2026	8,258	Yangzijiang	Q4 2026	5 years	$42,000
			Jiangsu NewYangzi
Hull No. YZJ2024-1612	2026	8,258	Yangzijiang	Q4 2026	5 years	$42,000
			Jiangsu NewYangzi
Hull No. YZJ2024-1613	2027	8,258	Yangzijiang	Q2 2027	5 years	$42,000
			Jiangsu NewYangzi
Hull No. YZJ2024-1625	2027	8,258	Yangzijiang	Q2 2027	5 years	$42,000
			Jiangsu NewYangzi
Hull No. YZJ2024-1626	2027	8,258	Yangzijiang	Q3 2027	5 years	$42,000
			Jiangsu NewYangzi
Hull No. YZJ2024-1668	2027	8,258	Yangzijiang	Q4 2027	5 years	$42,000
			Jiangsu NewYangzi
Hull No. C9200-7	2027	9,200	Dalian Shanhaiguan	Q1 2027	5 years	$50,000	+22 to 26 months	$50,000
Hull No. C9200-8	2027	9,200	Dalian Shanhaiguan	Q2 2027	5 years	$50,000	+22 to 26 months	$50,000
Hull No. C9200-9	2027	9,200	Dalian Shanhaiguan	Q4 2027	5 years	$50,000	+22 to 26 months	$50,000
Hull No. C9200-10	2028	9,200	Dalian Shanhaiguan	Q2 2028	5 years	$50,000	+22 to 26 months	$50,000
Hull No. C9200-11	2028	9,200	Dalian Shanhaiguan	Q3 2028	5 years	$50,000	+22 to 26 months	$50,000
1.	Earliest period charters could expire. Most charters include options for the charterers to extend their terms as described in the “Extension Options” column.
2.	Gross charter rate, which does not include charter commissions.
3.	At the option of the charterer.

The following table describes the details of our Capesize drybulk vessels as of August 2, 2024:

	Year	Capacity
Vessel Name	Built	(DWT)
Achievement	2011	175,966
Genius	2012	175,580
Ingenuity	2011	176,022
Integrity	2010	175,966
Peace	2010	175,858
W Trader	2009	175,879
E Trader	2009	175,886
Gouverneur (ex Xin Hang) (1)	2010	178,043
Valentine (ex Star Audrey) (1)	2011	175,125
Danaos (ex Guo May) (2)	2011	176,536
1.	The vessels were delivered to us in the second quarter of 2024.
2.	The vessel was delivered to us in July 2024.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning our operations, cash flows, financial position, including with respect to vessel and other asset values, plans, objectives, goals, strategies, future events, performance or business prospects, changes and trends in our business and the markets in which we operate, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions. Although Danaos Corporation believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Danaos Corporation cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, our ability to operate profitably in the drybulk sector, performance of shipyards constructing our contracted newbuilding vessels, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, including the conflict in Ukraine and related sanctions, the conflict in Israel and the Gaza Strip, potential disruption of shipping routes such as Houthi attacks in the Red Sea and the Gulf of Aden, due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

DANAOS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

		As of
		June 30,	December 31,
	Notes	2024	2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$372,446	$271,809
Accounts receivable, net		22,726	9,931
Inventories		21,909	24,511
Prepaid expenses		1,868	1,915
Due from related parties	14	46,795	51,431
Other current assets	6	152,375	142,173
Total current assets		618,119	501,770
NON-CURRENT ASSETS
Fixed assets at cost, net of accumulated depreciation of $1,379,877 (2023: $1,311,689)	4	3,028,236	2,746,541
Advances for vessels acquisition and vessels under construction	4	283,260	301,916
Deferred charges, net	5	39,546	38,012
Investments in affiliates	3	64	270
Other non-current assets	6	77,132	72,627
Total non-current assets		3,428,238	3,159,366
Total assets		$4,046,357	$3,661,136

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$23,565	$22,820
Accrued liabilities	7	24,639	20,458
Current portion of long-term debt, net	8	25,160	21,300
Unearned revenue		51,528	63,823
Other current liabilities	14	22,856	39,759
Total current liabilities		147,748	168,160

LONG-TERM LIABILITIES
Long-term debt, net	8	544,543	382,874
Unearned revenue, net of current portion		38,753	60,134
Other long-term liabilities	14	38,095	33,651
Total long-term liabilities		621,391	476,659
Total liabilities		769,139	644,819

Commitments and Contingencies	10

STOCKHOLDERS’ EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of June 30, 2024 and December 31, 2023)	11	—	—
Common stock (par value $0.01, 750,000,000 common shares authorized as of June 30, 2024 and December 31, 2023. 25,355,973 and 25,355,962 shares issued as of June 30, 2024 and December 31, 2023; and 19,345,643 and 19,418,696 shares outstanding as of June 30, 2024 and December 31, 2023)	11	193	194
Additional paid-in capital		688,122	690,190
Accumulated other comprehensive loss	9	(73,647)	(75,979)
Retained earnings		2,662,550	2,401,912
Total stockholders’ equity		3,277,218	3,016,317
Total liabilities and stockholders’ equity		$4,046,357	$3,661,136

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Notes	2024	2023	2024	2023

OPERATING REVENUES	4,12,15	$246,306	$241,479	$499,755	$485,053

OPERATING EXPENSES
Voyage expenses	14	(12,678)	(8,399)	(33,020)	(16,282)
Vessel operating expenses		(47,090)	(41,861)	(90,204)	(82,500)
Depreciation		(35,380)	(31,910)	(69,243)	(63,439)
Amortization of deferred drydocking and special survey costs	5	(6,972)	(4,502)	(12,424)	(8,337)
General and administrative expenses	14	(11,297)	(7,192)	(21,541)	(14,037)
Net gain on disposal/sale of vessels	4	7,094	—	7,094	1,639
Income From Operations		139,983	147,615	280,417	302,097

OTHER INCOME (EXPENSES):
Interest income		2,923	3,596	5,859	6,319
Interest expense		(5,106)	(5,881)	(8,230)	(12,603)
Gain on investments	6	2,224	6,438	13,203	6,438
Dividend income	6	3,052	—	3,984	—
Loss on debt extinguishment		—	(2,254)	—	(2,254)
Equity loss on investments	3	(97)	(738)	(206)	(3,326)
Other finance expenses		(868)	(1,146)	(1,750)	(2,122)
Other income/(expenses), net		(56)	294	179	469
Loss on derivatives	9	(903)	(903)	(1,806)	(1,796)
Total Other Income/(Expenses), net		1,169	(594)	11,233	(8,875)

Net Income		$141,152	$147,021	$291,650	$293,222

EARNINGS PER SHARE
Basic earnings per share		$7.30	$7.32	$15.05	$14.51
Diluted earnings per share		$7.23	$7.32	$14.92	$14.51
Basic weighted average number of common shares (in thousands)	13	19,348	20,081	19,380	20,214
Diluted weighted average number of common shares (in thousands)	13	19,520	20,081	19,552	20,214

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)

(Expressed in thousands of United States Dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Notes	2024	2023	2024	2023

Net income for the period		$141,152	$147,021	$291,650	$293,222
Other comprehensive income:
Prior service cost of defined benefit plan		263	186	526	372
Amortization of deferred realized losses on cash flow hedges	9	903	903	1,806	1,796
Total Other Comprehensive Income		1,166	1,089	2,332	2,168
Comprehensive Income		$142,318	$148,110	$293,982	$295,390

The accompanying notes are an integral part of these condensed consolidated financial statements

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (unaudited)

(Expressed in thousands of United States Dollars, except number of shares in thousands and per share amounts)

	Common Stock			Accumulated
	Number		Additional	other
	of	Par	paid‑in	comprehensive	Retained
	shares	value	capital	loss	earnings	Total
As of December 31, 2022	20,350	$203	$748,109	$(74,209)	$1,886,311	$2,560,414
Net Income	—	—	—	—	146,201	146,201
Dividends ($0.75 per share)	—	—	—	—	(15,262)	(15,262)
Repurchase of common stock	(41)	—	(2,196)	—	—	(2,196)
Issuance of common stock	—	—	1	—	—	1
Net movement in other comprehensive income	—	—	—	1,079	—	1,079
As of March 31, 2023	20,309	$203	$745,914	$(73,130)	$2,017,250	$2,690,237
Net Income	—	—	—	—	147,021	147,021
Dividends ($0.75 per share)	—	—	—	—	(15,099)	(15,099)
Repurchase of common stock	(557)	(6)	(33,760)	—	—	(33,766)
Net movement in other comprehensive income	—	—	—	1,089	—	1,089
As of June 30, 2023	19,752	$197	$712,154	$(72,041)	$2,149,172	$2,789,482

	Common Stock			Accumulated
	Number		Additional	other
	of	Par	paid‑in	comprehensive	Retained
	shares	value	capital	loss	earnings	Total
As of December 31, 2023	19,419	$194	$690,190	$(75,979)	$2,401,912	$3,016,317
Net Income	—	—	—	—	150,498	150,498
Dividends ($0.80 per share)	—	—	—	—	(15,535)	(15,535)
Repurchase of common stock	(58)	—	(4,132)	—	—	(4,132)
Stock based compensation	—	—	1,576	—	—	1,576
Net movement in other comprehensive income	—	—	—	1,166	—	1,166
As of March 31, 2024	19,361	$194	$687,634	$(74,813)	$2,536,875	$3,149,890
Net Income	—	—	—	—	141,152	141,152
Dividends ($0.80 per share)	—	—	—	—	(15,477)	(15,477)
Repurchase of common stock	(15)	(1)	(1,090)	—	—	(1,091)
Issuance of common stock	—	—	1	—	—	1
Stock based compensation	—	—	1,577	—	—	1,577
Net movement in other comprehensive income	—	—	—	1,166	—	1,166
As of June 30, 2024	19,346	$193	$688,122	$(73,647)	$2,662,550	$3,277,218

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Expressed in thousands of United States Dollars)

		Six months ended
		June 30,
	Notes	2024	2023

Cash Flows from Operating Activities
Net income		$291,650	$293,222

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation		69,243	63,439
Amortization of deferred drydocking and special survey costs		12,424	8,337
Amortization of assumed time charters		(4,534)	(12,390)
Amortization of finance costs		971	1,261
Gain on investments		(13,203)	(6,438)
Payments for drydocking and special survey costs deferred		(14,618)	(14,560)
Net gain on disposal/sale of vessels		(7,094)	(1,639)
Loss on debt extinguishment		—	2,254
Equity loss on investments		206	3,326
Prior service cost and periodic cost		715	886
Stock based compensation		3,153	—
Amortization of deferred realized losses on interest rate swaps		1,806	1,796
(Increase)/Decrease in
Accounts receivable		(12,795)	(2,456)
Inventories		2,602	77
Prepaid expenses		47	(1,323)
Due from related parties		4,636	1,090
Other assets, current and non-current		13,922	(12,250)
Increase/(Decrease) in
Accounts payable		1,586	(4,836)
Accrued liabilities		4,181	1,685
Unearned revenue, current and long-term		(29,142)	(38,078)
Other liabilities, current and long-term		(18,189)	(2,797)
Net Cash provided by Operating Activities		307,567	280,606

Cash Flows from Investing Activities
Vessels additions and advances		(341,855)	(29,784)
Net proceeds and insurance proceeds from disposal/sale of vessels		10,639	3,914
Investments in affiliates/marketable securities		—	(74,407)
Net Cash used in Investing Activities		(331,216)	(100,277)

Cash Flows from Financing Activities
Proceeds from long-term debt		181,000	—
Payments of long-term debt		(13,750)	(13,750)
Payments of leaseback obligation		—	(72,925)
Dividends paid		(31,011)	(30,361)
Repurchase of common stock		(5,223)	(35,738)
Finance costs		(6,730)	(1,892)
Net Cash provided by/(used in) Financing Activities		124,286	(154,666)

Net Increase in cash and cash equivalents		100,637	25,663
Cash and cash equivalents at beginning of period		271,809	267,668
Cash and cash equivalents at end of period		$372,446	$293,331
Supplemental information: Cash paid for interest, net of amounts capitalized		5,322	11,139

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1     Basis of Presentation and General Information

The accompanying condensed consolidated financial statements (unaudited) have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of Danaos Corporation and its subsidiaries (“Danaos” or the “Company”), is the United States Dollar.

Danaos Corporation, formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. The authorized capital stock of Danaos Corporation is 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 11, “Stockholders’ Equity”. The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of container vessels and drybulk vessels that are under the exclusive management of a related party of the Company.

In the opinion of management, the accompanying condensed consolidated financial statements (unaudited) of Danaos and subsidiaries contain all adjustments necessary to state fairly, in all material respects, the Company’s condensed consolidated financial position as of June 30, 2024, the condensed consolidated results of operations for the three and six months ended June 30, 2024 and 2023 and the condensed consolidated cash flows for the six months ended June 30, 2024 and 2023. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Danaos’ Annual Report on Form 20-F for the year ended December 31, 2023. The results of operations for the three and six months ended June 30, 2024, are not necessarily indicative of the results to be expected for the full year. The year-end condensed consolidated balance sheet data was derived from annual financial statements. These condensed consolidated financial statements do not include all disclosures required by accounting principles generally accepted in the United States of America.

The condensed consolidated financial statements (unaudited) have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the condensed consolidated balance sheets and condensed consolidated statements of income, comprehensive income, cash flows and stockholders’ equity at and for each period since their respective incorporation dates.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1     Basis of Presentation and General Information (Continued)

As of June 30, 2024, Danaos included the vessel owning companies (the “Danaos Subsidiaries”) of container vessels and drybulk vessels listed below:

Container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU (1)
Megacarrier (No. 1) Corp.	September 10, 2007	Kota Peony (ex Hyundai Honour)	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Kota Primrose (ex Hyundai Respect)	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Kota Plumbago (ex Hyundai Smart)	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Speed (ex Hyundai Speed)	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Ambition (ex Hyundai Ambition)	2012	13,100
CellContainer (No. 6) Corp.	October 31, 2007	Express Berlin	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Express Rome	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Express Athens	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	Pusan C	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	Le Havre	2006	9,580
Oceancarrier (No. 2) Corp.	October 15, 2020	Bremen	2009	9,012
Oceancarrier (No. 3) Corp.	October 15, 2020	C Hamburg	2009	9,012
Blackwell Seaways Inc.	January 9, 2020	Niledutch Lion	2008	8,626
Oceancarrier (No.1) Corp.	February 19, 2020	Kota Manzanillo	2005	8,533
Springer Shipping Co.	April 29, 2019	Belita	2006	8,533
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Oceanew Shipping Ltd.	January 14, 2002	Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	America	2004	8,468
Rewarding International Shipping Inc.	October 1, 2019	Kota Santos	2005	8,463
Teushipper (No. 1) Corp.	March 14, 2022	Catherine C (4)	2024	8,010
Teushipper (No. 2) Corp.	March 14, 2022	Greenland (4)	2024	8,010
Boxsail (No. 1) Corp.	March 4, 2022	Interasia Accelerate (4)	2024	7,165
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	Racine	2010	6,500
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere	2009	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Actaea Company Limited	October 14, 2014	Savannah (ex Zim Savannah)	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	Dimitra C	2002	6,402
Averto Shipping S.A.	June 12, 2015	Suez Canal	2002	5,610
Sinoi Marine Ltd.	June 12, 2015	Kota Lima	2002	5,544
Oceancarrier (No. 4) Corp.	July 6, 2021	Wide Alpha	2014	5,466
Oceancarrier (No. 5) Corp.	July 6, 2021	Stephanie C	2014	5,466
Oceancarrier (No. 6) Corp.	July 6, 2021	Maersk Euphrates	2014	5,466
Oceancarrier (No. 7) Corp.	July 6, 2021	Wide Hotel	2015	5,466
Oceancarrier (No. 8) Corp.	July 6, 2021	Wide India	2015	5,466
Oceancarrier (No. 9) Corp.	July 6, 2021	Wide Juliet	2015	5,466
Continent Marine Inc.	March 22, 2006	Monaco (ex Zim Monaco)	2009	4,253
Medsea Marine Inc.	May 8, 2006	Dalian	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Kingston	2008	4,253
Seacarriers Services Inc.	June 28, 2005	Seattle C	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	Tongala	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Boulevard Shiptrade S.A	September 12, 2013	Dimitris C	2001	3,430
CellContainer (No. 4) Corp.	March 23, 2007	Express Spain	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Express Black Sea	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Express Argentina	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Express Brazil	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Express France	2010	3,400
Wellington Marine Inc.	January 27, 2005	Singapore	2004	3,314
Auckland Marine Inc.	January 27, 2005	Colombo	2004	3,314
Vilos Navigation Company Ltd.	May 30, 2013	Zebra	2001	2,602
Trindade Maritime Company	April 10, 2013	Amalia C (2)	1998	2,452
Sarond Shipping Inc.	January 18, 2013	Artotina	2001	2,524
Speedcarrier (No. 7) Corp.	December 6, 2007	Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Progress C	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Phoenix D	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Stride (3)	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Sprinter	1997	2,200
Vessels under construction
Boxsail (No. 2) Corp.	March 4, 2022	Hull No. C7100-8	2024	7,165
Teushipper (No. 3) Corp.	March 14, 2022	Hull No. HN4011	2024	8,010
Teushipper (No. 4) Corp.	March 14, 2022	Hull No. HN4012	2024	8,010
Boxsail (No. 3) Corp.	March 4, 2022	Hull No. CV5900-07	2025	6,014
Boxsail (No. 4) Corp.	March 4, 2022	Hull No. CV5900-08	2025	6,014
Boxline (No. 1) Corp.	June 7, 2023	Hull No. YZJ2023-1556	2026	8,258
Boxline (No. 2) Corp.	June 7, 2023	Hull No. YZJ2023-1557	2026	8,258
Boxline (No. 3) Corp.	February 2, 2024	Hull No. YZJ2024-1612	2026	8,258
Boxline (No. 4) Corp.	February 2, 2024	Hull No. YZJ2024-1613	2027	8,258
Boxline (No. 5) Corp.	March 8, 2024	Hull No. YZJ2024-1625	2027	8,258
Boxline (No. 6) Corp.	March 8, 2024	Hull No. YZJ2024-1626	2027	8,258
Boxline (No. 7) Corp.	May 30, 2024	Hull No. YZJ2024-1668	2027	8,258
Boxsail (No. 5) Corp.	June 13, 2024	Hull No. C9200-7	2027	9,200
Boxsail (No. 6) Corp.	June 13, 2024	Hull No. C9200-8	2027	9,200
(1)	Twenty-feet equivalent unit, the international standard measure for containers and container vessels capacity.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1     Basis of Presentation and Gopeneral Information (Continued)

(2)	The sale of Amalia C was completed in January 2023.
(3)	The Stride was sold for scrap in March 2024.
(4)	The Interasia Accelerate, Greenland and Catherine C were delivered in the second quarter of 2024.

Capesize drybulk vessels:

Company	Date of Incorporation	Vessel Name	Year Built	DWT(1)
Bulk No. 1 Corp.	July 14, 2023	Integrity	2010	175,996
Bulk No. 2 Corp.	July 14, 2023	Achievement	2011	175,850
Bulk No. 3 Corp.	July 14, 2023	Ingenuity	2011	176,022
Bulk No. 4 Corp.	July 14, 2023	Genius	2012	175,580
Bulk No. 5 Corp.	July 14, 2023	Peace	2010	175,858
Bulk No. 6 Corp.	September 15, 2023	W Trader	2009	175,879
Bulk No. 7 Corp.	September 25, 2023	E Trader	2009	175,886
Bulk No. 9 Corp.	February 2, 2024	Gouverneur (ex Xin Hang) (2)	2010	178,043
Bulk No. 10 Corp.	February 15, 2024	Valentine (ex Star Audrey) (2)	2011	175,125
Contracted drybulk vessels
Bulk No. 8 Corp.	January 31, 2024	Danaos (ex Guo May) (3)	2011	176,536
(1)	DWT, dead weight tons, the international standard measure for drybulk vessels capacity.
(2)	The vessels were delivered in the second quarter of 2024.
(3)	The vessel was delivered in July 2024.

Impact of the wars in Ukraine and Gaza on the Company’s Business

The current conflict between Russia and Ukraine, and related sanctions imposed by the U.S., EU and others, adversely affect the crewing operations of the Company’s Manager, which has crewing offices in St. Petersburg, Odessa and Mariupol (damaged by the war), and trade patterns involving ports in the Black Sea or Russia, and as well as impacting world energy supply and creating uncertainties in the global economy, which in turn impact containership and drybulk demand. The extent of the impact will depend largely on future developments.

The war between Israel and Hamas in the Gaza Strip, potential disruption of shipping routes such as Houthi attacks in the Red Sea and the Gulf of Aden, has not affected the Company’s business to date; however, an escalation of these conflicts could have reverberations on the regional and global economies that could have the potential to adversely affect demand for cargoes and the Company’s business.

2     Significant Accounting Policies

For a detailed discussion about the Company’s significant accounting policies, see Note 2 “Significant Accounting Policies” in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission on February 29, 2024. During the six months ended June 30, 2024, there were no significant changes made to the Company’s significant accounting policies.

3     Investments in Affiliates

In March 2023, the Company invested $4.3 million in the common shares of a newly established company Carbon Termination Technologies Corporation (“CTTC”), incorporated in the Republic of the Marshall Islands, which represents the Company’s 49% ownership interest. CTTC currently engages in research and development of decarbonization technologies for the shipping industry. Equity method of accounting is used for this investment. The Company’s share of CTTC’s initial expenses amounted to $0.2 million and $4.0 million and is presented under “Equity loss on investments” in the condensed consolidated statement of income in the six months ended June 30, 2024 and the period ended December 31, 2023, respectively.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4     Fixed Assets, Advances for Vessels Acquisition and Vessels under Construction

In 2023, the Company acquired 7 Capesize bulk carriers built in 2009 through 2012 that aggregate to 1,231,157 DWT for a total purchase price of $139.6 million. In February 2024, the Company entered into agreements to acquire 3 Capesize bulk carriers built in 2010 through 2011 that aggregate 529,704 DWT for a total purchase price of $79.8 million, out of which $58.8 million was paid before June 30, 2024 and $21.0 million was paid in July 2024. Two of these vessels were delivered to the Company in the second quarter of 2024 and one in July 2024.

In April 2022, the Company entered into contracts for the construction of four 8,000 TEU container vessels, of which two were delivered to the Company in the second quarter of 2024 and two are expected to be delivered in the third quarter of 2024. In March 2022, the Company entered into contracts for the construction of two 7,100 TEU container vessels, out of which one was delivered to the Company from the shipyard in the second quarter of 2024 and one is expected to be delivered in the third quarter of 2024. In April 2023, the Company entered into contracts for the construction of two 6,000 TEU container vessels with expected vessels delivery in 2025. In June 2023, the Company entered into contracts for the construction of two 8,200 TEU container vessels with expected vessels delivery in 2026. In February and March 2024, the Company entered into contracts for the construction of four 8,200 TEU container vessels with expected vessels deliveries in 2026 through 2027. In June 2024, the Company entered into contracts for the construction of two 9,200 TEU container vessels and one 8,200 TEU container vessel with expected deliveries in 2027.

As of June 30, 2024, the aggregate purchase price of the 14 remaining vessel construction contracts amounts to $1,245.9 million, out of which $90.2 million, $73.3 million and $88.6 million was paid in the six months ended June 30, 2024 and in the years ended December 31, 2023 and 2022, respectively. The contractual commitments under 14 remaining vessel construction contracts are analyzed as follows as of June 30, 2024 (in thousands):

Payments due by period ended
December 31, 2024	$205,067
December 31, 2025	204,550
December 31, 2026	295,212
December 31, 2027	288,984
Total contractual commitments	$993,813

Additionally, a supervision fee of $850 thousand per newbuilding vessel is payable to Danaos Shipping Company Limited (the “Manager”) over the construction period. Supervision fees totaling $2.1 million and $3.0 million were charged by the Manager and capitalized to the vessels under construction in the six months ended June 30, 2024 and in the year ended December 31, 2023, respectively. Interest expense amounting to $11.4 million, $17.4 million and $5.0 million was capitalized to the vessels under construction in the six months ended June 30, 2024 and in the years ended December 31, 2023 and 2022, respectively.

In March 2024, the Company sold for scrap the vessel Stride, which had been off-hire since January 8, 2024 due to damage from a fire in the engine room that was subsequently contained. The Company collected $10.6 million net insurance proceeds for total loss of vessel and recognized a gain on disposal of this vessel amounting to $7.1 million in the six months ended June 30, 2024 separately presented under “Net gain on disposal/sale of vessels” in the condensed consolidated statement of income. The proceedings with the insurers are in progress as of June 30, 2024, and any additional gain will be recognized upon their finalization.

In December 2022, the Company entered into an agreement to sell the vessel Amalia C for an aggregate gross consideration of $5.1 million, which was delivered to its buyers in January 2023 resulting in a $1.6 million gain separately presented under “Net gain on disposal/sale of vessels” in the condensed consolidated statement of income.

The Company assumed time charter liabilities related to its acquisition of vessels in the second half of 2021. The amortization of these assumed time charters amounted to $4.5 million and $6.5 million in the six months ended June 30, 2024 and June 30, 2023, respectively and is presented under “Operating revenues” in the condensed consolidated statement of income. The remaining unamortized amount of nil and $4.5 million is presented under current “Unearned revenue” in the condensed consolidated balance sheet as of June 30, 2024 and December 31, 2023, respectively.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4     Fixed Assets, net & Advances for Vessels under Construction (Continued)

The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $574.9 million and $540.5 million as of June 30, 2024 and as of December 31, 2023, respectively. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap prices. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

5     Deferred Charges, net

Deferred charges, net consisted of the following (in thousands):

Drydocking and
Special Survey Costs
As of January 1, 2023	$25,554
Additions	31,121
Amortization	(18,663)
As of December 31, 2023	38,012
Additions	14,618
Amortization	(12,424)
Write-off	(660)
As of June 30, 2024	$39,546

The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Furthermore, when a vessel is drydocked in more than one reporting period, the respective costs are identified and recorded in the period in which they were incurred and not at the conclusion of the drydocking.

6     Other Current and Non-current Assets

Other current and non-current assets consisted of the following (in thousands):

	As of	As of
	June 30, 2024	December 31, 2023
Straight-lining of revenue	$28,989	$36,495
Marketable securities	99,232	86,029
Claims receivable	14,420	12,026
Other current assets	9,734	7,623
Total othe current assets	$152,375	$142,173
Straight-lining of revenue	$52,461	$63,382
Other non-current assets	24,671	9,245
Total other non-current assets	$77,132	$72,627

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6     Other Current and Non-current Assets (Continued)

In June 2023, the Company acquired marketable securities of Eagle Bulk Shipping Inc., which was listed on the New York Stock Exchange (Ticker: EGLE) consisting of 1,552,865 shares of common stock for $68.2 million (out of which $24.4 million from Virage International Ltd., a related company). EGLE owned and operated a fleet of bulk carriers. As of December 31, 2023, these marketable securities were fair valued at $86.0 million and the Company recognized a $17.9 million gain on these marketable securities reflected under “Gain on investments” in the condensed consolidated statements of income in the period ended December 31, 2023. On December 11, 2023, Star Bulk Carriers Corp. (Ticker: SBLK), a NASDAQ-listed owner and operator of drybulk vessels, and EGLE announced that both companies had entered into a definitive agreement to combine in an all-stock merger, which was completed on April 9, 2024. Under the terms of the agreement, EGLE shareholders received 2.6211 shares of SBLK common stock in exchange for each share of EGLE common stock owned. As a result, the Company owns 4,070,214 shares of SBLK common stock, which were fair valued at $99.2 million as of June 30, 2024. The Company recognized a $13.2 million gain on marketable securities and dividend income on these securities amounting to $4.0 million in the six months ended June 30, 2024.

7     Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of	As of
	June 30, 2024	December 31, 2023
Accrued interest	$10,248	$8,312
Accrued dry-docking expenses	4,413	3,276
Accrued expenses	9,978	8,870
Total	$24,639	$20,458

Accrued expenses mainly consisted of accruals related to the operation of the Company’s fleet as of June 30, 2024 and December 31, 2023.

8     Long-Term Debt, net

Long-term debt, net consisted of the following (in thousands):

	Balance as of	Balance as of
Credit Facility	June 30, 2024	December 31, 2023
BNP Paribas/Credit Agricole $130 mil. Facility	$90,000	$100,000
Alpha Bank $55.25 mil. Facility	44,000	47,750
Syndicated $450.0 mil. Facility	181,000	—
Citibank $382.5 mil. Revolving Credit Facility	—	—
Senior unsecured notes	262,766	262,766
Total long-term debt	$577,766	$410,516
Less: Deferred finance costs, net	(8,063)	(6,342)
Less: Current portion	(25,160)	(21,300)
Total long-term debt net of current portion and deferred finance cost	$544,543	$382,874

In March 2024, the Company entered into a syndicated loan facility agreement of up to $450 million (the “Syndicated $450.0 mil. Facility”), which is secured by 8 of the Company’s container vessels under construction and newbuilds. An amount of $181.0 million was drawn down related to 3 of these vessels delivered to the Company as of June 30, 2024. This facility is repayable in quarterly instalments up to September 2030. The facility bears interest at SOFR plus a margin of 1.85%.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8    Long-Term Debt, net (Continued)

In June 2022, the Company drew down $130.0 million of senior secured term loan facility from BNP Paribas and Credit Agricole, which is secured by six 5,466 TEU sister vessels acquired in 2021. This facility is repayable in eight quarterly instalments of $5.0 million, twelve quarterly instalments of $1.9 million together with a balloon payment of $67.2 million payable over five-year term. The facility bears interest at SOFR plus a margin of 2.16% as adjusted by the sustainability margin adjustment.

In December 2022, the Company early extinguished the remaining $437.75 million of the Citibank/Natwest $815 mil. Facility and replaced it with Citibank of up to $382.5 mil. Revolving Credit Facility, out of which nil is drawn down as of June 30, 2024 and with Alpha Bank $55.25 mil. Facility, which was drawn down in full. Citibank $382.5 mil. Revolving Credit Facility is reducing and repayable over 5 years in 20 quarterly reductions of $11.25 million each together with a final reduction of $157.5 million at maturity in December 2027. This facility bears interest at SOFR plus a margin of 2.0% and commitment fee of 0.8% on any undrawn amount and is secured by sixteen of the Company’s vessels. Alpha Bank $55.25 mil. Facility is repayable over 5 years with 20 consecutive quarterly instalments of $1.875 million each, together with a balloon payment of $17.75 million at maturity in December 2027. This facility bears interest at SOFR plus a margin of 2.3% and is secured by two of the Company’s vessels.

The Company incurred interest expense amounting to $18.7 million, out of which $11.4 million was capitalized in the six months ended June 30, 2024 compared to $18.5 million of interest expense incurred (including interest on leaseback obligations), out of which $7.2 million was capitalized in the six months ended June 30, 2023. As of June 30, 2024, there was a $315.0 million remaining borrowing availability under the Company’s Citibank $382.5 mil. Revolving Credit Facility and $269.0 million under the Syndicated $450.0 million Facility. Twenty-seven of the Company’s vessels having a net carrying value of $1,763.9 million as of June 30, 2024 and five container vessels under construction, were subject to first preferred mortgages as collateral to the Company’s credit facilities other than its senior unsecured notes.

On February 11, 2021, the Company issued in a private placement, $300.0 million aggregate principal amount of senior unsecured notes, which bear interest at a fixed rate of 8.50% per annum and mature on March 1, 2028. At any time on or after March 1, 2024, March 1, 2025 and March 1, 2026 the Company may elect to redeem all or any portion of the notes, respectively, at a price equal to 104.25%, 102.125% and 100%, respectively, of the principal amount being redeemed. Prior to March 1, 2024 the Company could have redeemed up to 35% of the aggregate principal of the notes from equity offering proceeds at a price equal to 108.50% within 90 days after the equity offering closing. In December 2022, the Company repurchased $37.2 million aggregate principal amount of its unsecured senior notes in a privately negotiated transaction. Interest payments on the notes are payable semi-annually commencing on September 1, 2021. $9.0 million of bond issuance costs were deferred and are recognized over the life of the bond through the effective interest method.

The scheduled debt maturities of long-term debt subsequent to June 30, 2024 are as follows (in thousands):

Principal
Payments due by period ended	repayments
June 30, 2025	$25,160
June 30, 2026	25,160
June 30, 2027	92,360
June 30, 2028	294,326
June 30, 2029	140,760
Total long-term debt	$577,766

Alpha Bank $55.25 mil. Facility, Citibank $382.5 mil. Revolving Credit Facility and Syndicated $450.0 mil. Facility contain a requirement to maintain minimum fair market value of collateral vessels to loan value coverage of 120% and the BNP Paribas/Credit Agricole $130 mil. Facility of 125%. Additionally, these facilities require to maintain the following financial covenants:

(i)	minimum liquidity of $30.0 million;
(ii)	maximum consolidated debt (less cash and cash equivalents) to consolidated EBITDA ratio of 6.5x; and
(iii)	minimum consolidated EBITDA to net interest expense ratio of 2.5x.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8    Long-Term Debt, net (Continued)

Each of the credit facilities except for senior unsecured notes are collateralized by first preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels, stock pledges and benefits from corporate guarantees. The Company was in compliance with the financial covenants contained in the credit facilities agreements as of June 30, 2024 and December 31, 2023.

9     Financial Instruments

The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s condensed consolidated financial statements.

Interest Rate Risk: Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas.

Fair Value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities (excluding long-term bank loans and certain other non-current assets) approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of senior unsecured notes is measured based on quoted market prices. The fair value of marketable securities is measured based on the closing price of the securities on a stock exchange.

a. Interest Rate Swap Hedges

The Company currently has no outstanding interest rate swaps agreements. However, in the past years, the Company entered into interest rate swap agreements with its lenders in order to manage its floating rate exposure. Certain variable-rate interests on specific borrowings were associated with vessels under construction and were capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts related to realized gains or losses on cash flow hedges that have been entered into and qualified for hedge accounting, in order to hedge the variability of that interest, were recognized in accumulated other comprehensive loss and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $1.8 million was reclassified into earnings for the six months ended June 30, 2024 and 2023, representing its amortization over the depreciable life of the vessels. An amount of $3.6 million is expected to be reclassified into earnings within the next 12 months.

b. Fair Value of Financial Instruments

The Company determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy.

Level I: Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of June 30, 2024 and December 31, 2023.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9     Financial Instruments (Continued)

The estimated fair values of the Company’s financial instruments are as follows:

	As of June 30, 2024		As of December 31, 2023
	Book Value	Fair Value	Book Value	Fair Value

	(in thousands of $)
Cash and cash equivalents	$372,446	$372,446	$271,809	$271,809
Marketable securities	$99,232	$99,232	$86,029	$86,029
Secured long-term debt, including current portion(1)	$315,000	$315,000	$147,750	$147,750
Unsecured long-term debt(1)	$262,766	$250,491	$262,766	$241,969

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of June 30, 2024:

	Fair Value Measurements as of June 30, 2024
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Marketable securities	$99,232	$99,232	$—	$—

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of June 30, 2024:

	Fair Value Measurements as of June 30, 2024
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Cash and cash equivalents	$372,446	$372,446	$—	$—
Secured long-term debt, including current portion(1)	$315,000	$—	$315,000	$—
Unsecured long-term debt(1)	$250,491	$250,491	$—	$—

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2023:

	Fair Value Measurements as of December 31, 2023
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Marketable securities	$86,029	$86,029	$—	$—

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2023:

	Fair Value Measurements as of December 31, 2023
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Cash and cash equivalents	$271,809	$271,809	$—	$—
Secured long-term debt, including current portion(1)	$147,750	$—	$147,750	$—
Unsecured long-term debt(1)	$241,969	$241,969	$—	$—
(1)	Secured and unsecured long-term debt, including current portion is presented gross of deferred finance costs of $8.1 million and $6.3 million as of June 30, 2024 and December 31, 2023, respectively. The fair value of the Company’s secured debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10    Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business.

The Company has outstanding commitments under vessel construction contracts and contracts for the acquisition of secondhand drybulk vessel as of June 30, 2024, see the Note 4 “Fixed Assets, Advances for Vessels Acquisition and Vessels under Construction”.

11    Stockholders’ Equity

In the period ended June 30, 2024, the Company declared and paid dividend of $0.80 per share of common stock paid in each of March and June amounting to $31.0 million, compared to a dividend of $0.75 per share of common stock in each of February and May amounting to $30.4 million in the period ended June 30, 2023. The Company issued 11 and 20 shares of common stock pursuant to its dividends reinvestment plan in the periods ended June 30, 2024 and June 30, 2023, respectively.

In June 2022, the Company announced a share repurchase program of up to $100 million of the Company’s common stock. A $100 million increase to the existing share repurchase program, for a total aggregate amount of $200 million, was approved by the Company’s Board of Directors on November 10, 2023. The Company repurchased 73,064 shares of the Company’s common stock in the open market for $5.2 million in the six months ended June 30, 2024, 1,131,040 shares for $70.6 million in the year ended December 31, 2023 and 466,955 shares for $28.6 million in the period ended December 31, 2022. As of June 30, 2024, the Company had repurchased a total of 1,671,059 shares of common stock for $104.4 million under this repurchase program.

As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of the Manager’s employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company’s common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods. No restricted shares were issued and outstanding under this program as of June 30, 2024 and December 31, 2023.

The aggregate number of shares of common stock for which awards may be granted under the Plan shall not exceed 1,000,000 shares plus the number of unvested shares granted before August 2, 2019. The equity awards may be granted by the Company’s Compensation Committee or Board of Directors under its amended and restated 2006 equity compensation plan. Awards made under the Plan that have been forfeited, cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence.

On November 10, 2023, the Company granted 100,000 fully vested shares as well as two tranches of 100,000 shares each that will vest as of December 31, 2024 and December 31, 2025, respectively, to the Manager under the amended and restated management agreement with the Manager, refer to Note 14 “Related Party Transactions”. The fair value of shares granted was calculated based on the closing trading price of the Company’s shares at the grant date of $63.40. An amount of $3.2 million was expensed in the six months ended June 30, 2024 and a total of $6.3 million is expected to be recognized as stock based compensation to the Manager in each of 2024 and 2025, respectively.

The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, directors may elect to receive in Common Stock all or a portion of their compensation. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. During the six months ended June 30, 2024 and June 30, 2023, none of the directors elected to receive their compensation in Company shares.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12    Lease Arrangements

Charters-out

As of June 30, 2024, the Company generated leasing operating revenues from its 70 container vessels on time charter or bareboat charter agreements with remaining terms ranging from less than one year to 2030. Additionally, the Company contracted multi-year time charter agreements for 13 of its container vessels under construction as of June 30, 2024. Under the terms of the charter party agreements, most charterers have options to extend the duration of contracts ranging from less than one year to three years after the expiration of the contract. The Company determines fair value of its vessels at the lease commencement date and at the end of lease term for lease classification with the assistance from valuations obtained by third party independent shipbrokers. The Company manages its risk associated with the residual value of its vessels after the expiration of the charter party agreements by seeking multi-year charter arrangements for its vessels.

In May 2022, the Company received $238.9 million of charter hire prepayment related to charter contracts for 15 of the Company’s vessels, representing partial prepayment of charter hire payable up to January 2027. This charter hire prepayment is recognized in revenue through the remaining period of each charter party agreement, in addition to the contracted future minimum payments reflected in the below table. As of June 30, 2024, the outstanding balances of the current and non-current portion of unearned revenue in relation to this prepayment amounted to $43.6 million and $38.8 million, respectively. As of December 31, 2023, the outstanding balances of the current and non-current portion of unearned revenue in relation to this prepayment amounted to $44.2 million and $60.1 million, respectively.

The future minimum payments, expected to be received on non-cancellable time charters and bareboat charters classified as operating leases consisted of the following as of June 30, 2024 (in thousands):

Remainder of 2024	$445,414
2025	802,559
2026	626,893
2027	398,621
2028	170,368
2029	130,517
2030 and thereafter	114,879
Total future rentals	$2,689,251

Rentals from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the future minimum rentals, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13    Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended
	June 30, 2024	June 30, 2023

	(in thousands)
Numerator:
Net income	$141,152	$147,021

Denominator (number of shares in thousands):
Basic weighted average common shares outstanding	19,348	20,081
Effect of dilutive securities:
Dilutive effect of non-vested shares	172	—
Diluted weighted average common shares outstanding	19,520	20,081
Basic earnings per share	7.30	7.32
Diluted earnings per share	7.23	7.32

	Six months ended
	June 30, 2024	June 30, 2023

	(in thousands)
Numerator:
Net income	$291,650	$293,222

Denominator (number of shares in thousands):
Basic weighted average common shares outstanding	19,380	20,214
Effect of dilutive securities:
Dilutive effect of non-vested shares	172	—
Diluted weighted average common shares outstanding	19,552	20,214
Basic earnings per share	15.05	14.51
Diluted earnings per share	14.92	14.51

14    Related Party Transactions

On November 10, 2023, the Company entered into an amended and restated management agreement with Danaos Shipping Company Limited (“the Manager”), extending the term from December 31, 2024 to December 31, 2025. Under this agreement, the Company pays to the Manager the following fees in 2024: (i) an annual management fee of $2.0 million and 100,000 shares of the Company’s common stock, payable annually, (ii) a daily vessel management fee of $475 for vessels on bareboat charter, pro-rated for the number of calendar days the Company owns each vessel, (iii) a daily vessel management fee of $950 for vessels on time charter and voyage charter, pro-rated for the number of calendar days the Company owns each vessel, (iv) a fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel, (v) a fee of 1.0% based on the contract price of any vessel bought or sold by it on the Company’s behalf, including newbuilding contracts, and (vi) a flat fee of $850 thousand per newbuilding vessel, which is capitalized to the newbuilding cost, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14    Related Party Transactions (Continued)

Management fees to the Manager amounted to $13.9 million and $10.5 million in the six months ended June 30, 2024 and 2023, respectively, and are presented under “General and administrative expenses” in the condensed consolidated statements of income.

Commissions to the Manager amounted to $5.9 million and $5.7 million in the six months ended June 30, 2024 and 2023, respectively, and are presented under “Voyage expenses” in the condensed consolidated statements of income. Commissions on the contract price of the newly acquired vessels totaling $3.1 million and $0.7 million in the six months ended June 30, 2024 and year ended December 31, 2023, respectively, were capitalized to the cost of newly acquired vessels. Additionally, supervision fees for vessels under construction totaling $2.1 million and $3.0 million were charged by the Manager and capitalized to vessels under construction costs in the six months ended June 30, 2024 and the year ended December 31, 2023, respectively.

The balance “Due from related parties” in the condensed consolidated balance sheets totaling $46.8 million and $51.4 million as of June 30, 2024 and December 31, 2023, respectively, represents advances to the Manager on account of the vessels’ operating and other expenses. Defined benefit obligation for the executive officers amounting to $13.5 million and $13.3 million was presented under “Other long-term liabilities” in the condensed consolidated balance sheets as of June 30, 2024 and December 31, 2023, respectively. The Company recognized prior service cost and periodic cost of this defined benefit executive retirement plan amounting to $0.7 million and $0.9 million in the six months ended June 30, 2024 and June 30, 2023, respectively.

An amount of $0.1 million and nil was due to executive officers and is presented under “Accounts payable” in the condensed consolidated balance sheets as of June 30, 2024 and December 31, 2023, respectively.

15    Operating Revenue

Operating revenue from time charters and bareboat charters and voyage charters for the six months ended June 30, 2024 and 2023, were as follows:

	Six months ended
	June 30, 2024	June 30, 2023
Time charters and bareboat charters	$476,853	$485,053
Voyage charters	22,902	—
Total Revenue	$499,755	$485,053

As of June 30, 2024 and December 31, 2023, the Company had accounts receivable from voyage charter agreements amounting to $1.6 million and $1.0 million, respectively. The charter hire received in advance from voyage charter agreements amounting to nil and $2.0 million is presented under current “Unearned revenue” as of June 30, 2024 and December 31, 2023, respectively.

16    Segments

Until the acquisition of the drybulk vessels in 2023, the Company reported financial information and evaluated its operations by total charter revenues. Since 2023, for management purposes, the Company is organized based on operating revenues generated from container vessels and drybulk vessels and has two reporting segments: (1) a container vessels segment and (2) a drybulk vessels segment. The container vessels segment owns and operates container vessels which are primarily chartered on multi-year, fixed-rate time charter and bareboat charter agreements. The drybulk vessels segment owns and operates drybulk vessels to provide drybulk commodities transportation services.

The Company’s chief operating decision maker monitors and assesses the performance of the container vessels segment and the drybulk vessels segment based on net income. Items included in the applicable segment’s net income are directly allocated to the extent that the items are directly or indirectly attributable to the segments. With regards to the items that are allocated by indirect calculations, their allocation is commensurate to the utilization of key resources. Investments in marketable securities and investments in affiliates accounted for using the equity method of accounting are not allocated to any of the Company’s reportable segments.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16    Segments (Continued)

The following table summarizes the Company’s selected financial information for the six months ended and as of June 30, 2024, by segment (in thousands):

	Container vessels	Drybulk vessels
	segment	segment	Total
Operating revenues	$463,997	$35,758	$499,755
Voyage expenses	(16,741)	(16,279)	(33,020)
Vessel operating expenses	(79,430)	(10,774)	(90,204)
Depreciation	(65,255)	(3,988)	(69,243)
Amortization of deferred drydocking and special survey costs	(12,135)	(289)	(12,424)
Interest income	5,859	—	5,859
Interest expense	(8,230)	—	(8,230)
Net income per segment	$272,042	$2,627	$274,669
Gain on investments, dividend income and equity loss on investments			16,981
Net income			$291,650

	Container vessels	Drybulk vessels
	segment	segment	Total
Total assets per segment	$3,710,004	$237,057	$3,947,061
Marketable securities			99,232
Investments in affiliates			64
Total assets			$4,046,357

The following table summarizes the Company’s selected financial information for the six months ended June 30, 2023, by segment (in thousands):

	Container vessels	Drybulk vessels
	segment	segment	Total
Operating revenues	$485,053	—	$485,053
Voyage expenses	(16,282)	—	(16,282)
Vessel operating expenses	(82,500)	—	(82,500)
Depreciation	(63,439)	—	(63,439)
Amortization of deferred drydocking and special survey costs	(8,337)	—	(8,337)
Interest income	6,319	—	6,319
Interest expense	(12,603)	—	(12,603)
Net income per segment	$290,110	—	$290,110
Gain on investments, dividend income and equity loss on investments			3,112
Net income			$293,222

17    Subsequent Events

In July 2024, the Company exercised its option and ordered another three 9,200 TEU newbuilding vessels for an aggregate purchase price of $315 million with deliveries in 2027 and 2028.

The Company has declared a dividend of $0.80 per share of common stock payable on August 29, 2024, to holders of record on August 20, 2024.

On August 2, 2024, the Company drew down $55.0 million on Syndicated $450.0 million facility related to a coming delivery of another one container vessel newbuilding.